October 15, 2019

VIA EDGAR

Ms. Amanda Ravitz

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Acquisition Corp. II
Registration Statement on Form S-1
Filed September 27, 2019, as amended
File No. 333-233988

Dear Ms. Ravitz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the several underwriters, hereby join in the request of Union Acquisition Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Thursday, October 17, 2019, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 500 copies of the Preliminary Prospectus dated September 27, 2019, as amended have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the undersigned complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As representative of the several underwriters,

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Managing Director

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